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                                                               Exhibit (a)(5)(S)
                                 June 20, 2000


     Re:  Instructions Regarding Payment for Shares and Options

To Former Verio Associates Who Recently Terminated Employment with the Company:

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding Common Stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter explains the effects of the Offer on the Verio stock benefit plans in which you may have participated or still may be participating (including our stock option plans and the company-directed stock provision of our 401(k) plan), as well as on shares of Verio stock that you may own outright. Please read through this letter carefully, as it provides instructions for what you must do to participate in the Offer that NTT Communications has made to acquire Verio.

1.  Verio Stock Options.

     Attached to this letter is a summary prepared by our stock plan administrators showing the option grants that you have previously received from Verio and information concerning those grants as of May 31, 2000. (This information is based on our confirmed internal option grant records and may contain corrections to information that National Discount Brokers may have provided to you separately. If you have received different information from NDB as of May 31, 2000, you should rely on the internally prepared information that we are providing to you with this letter and disregard the NDB information.) If you have previously exercised vested options and continue to hold the stock that you acquired at that time, then you should follow the instructions under paragraph 2 below for those shares. As for your unvested options at the time of the termination of your employment with Verio, they were automatically cancelled as of that date by the terms of your Option Agreement.

     With regard to the vested options you held as of the date of termination of your employment with Verio, you have either thirty (30) days or three (3) months from that date to exercise them, depending upon the particular Verio stock option plan(s) under which you received your options. You need to review your Option Agreement to determine the time period that applies to you.

     If the Offer is not completed until after the end of the applicable thirty
(30) day or three (3) month exercise period and during that exercise period you have not exercised your vested options, you will have no right to acquire the Verio stock represented by your options and you will have no right to receive cash (as described below) as a result of the completion of the Offer.

     If you exercise vested options that you currently hold within the applicable thirty (30) day or three (3) month exercise period, then you should follow the instructions under paragraph 2 below for these shares. Again, please remember that your option exercise period began on the date of the termination of your employment with Verio. If you
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do not exercise your options during your option exercise period and the Offer is not completed until after the end of your option exercise period, you will have no right to acquire the Verio stock represented by your options and you will lose any right to receive cash (as described below) as a result of the completion of the Offer.

     If, upon completion of the Offer, you hold vested options to acquire Verio stock through one or more of Verio's stock option plans and such vested options have not otherwise terminated as a result of the completion of the applicable thirty (30) day or three (3) month exercise period, then you will be entitled to receive cash for such vested options shortly after the completion of the Offer. The amount of cash that you will receive for each share of stock covered by a vested option you hold at that time will equal the difference between $60 and the exercise price applicable to that option, less applicable federal, state and local tax withholdings.

     However, in order to receive cash in exchange for your vested option grants as of the completion of the Offer, (1) you must sign the duplicate copy of this letter included in this package and return it to Verio in the enclosed envelope and (2) the applicable thirty (30) day or three (3) month exercise period following the termination of your employment must not have ended prior to the completion of the Offer. (If you have additional questions concerning whether you might want to exercise vested options that you currently hold and participate in the Offer with the shares that you acquire upon exercise, or simply continue to hold your vested options and receive cash shortly after the completion of the Offer, you should refer to the Questions and Answers included with this letter for your convenience.)

     Verio's stock option plans will terminate upon completion of the Offer.

     Again, if you do not exercise your vested options and if, as of the completion of the Offer, your vested options have not otherwise terminated because of the running of the applicable thirty (30) day or three (3) month exercise period, you will receive the cash amount described in this letter for your vested options only after you sign and date the enclosed copy of this letter and return it to Verio in the envelope provided.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your vested options for the right to receive cash, as described above and in the accompanying notice(s). Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your options. Under the terms of the options themselves, all outstanding options will automatically expire upon completion of the Offer in light of NTT Communication's agreement to exchange these options for the right to receive cash.

2.  Verio Stock You Own Directly.

     Verio stock that you may own directly includes shares that you may have purchased through the exercise of a stock option or through the Employee Stock Purchase Plan, or shares that you may have purchased on the market or acquired directly from Verio. If you hold these shares in a brokerage account, your broker already should have sent you materials describing the Offer and what you need to do in order to tender the

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shares in the Offer. You should call your broker if you have not received these forms, but we have also included a copy with this letter. If you hold your shares through a broker and you have appropriately activated your account with the broker, then you can tender your shares without the necessity of completing any documents by merely calling your broker and instructing him or her to tender the shares on your behalf. Your broker may charge you a fee for tendering your shares in the Offer.

     Please note that if your broker is National Discount Brokers, you must formally activate your account before NDB can tender shares that you hold through them on your behalf. You can do this on-line at:

     https://www.ndb.com/cgi-bin/gx.cgi/AppLogic+prendb.IDBNavigation?
           Acct_type=I&step=0

Input all necessary information, print a hard copy, sign the document and mail it to NDB at National Discount Brokers, 90 Hudson Street, Jersey City, NJ 07302.

     If you acquired shares directly from Verio and hold a stock certificate evidencing those shares, you should have received a package of materials directly in the mail containing a blue Letter of Transmittal. In the case of shares for which you actually hold a stock certificate, you must complete and sign the Letter of Transmittal and return it to the Depositary Agent in accordance with the instructions contained in that document.

      If you do not tender shares that you actually own in the Offer, but the Offer is nevertheless completed, your shares will be automatically converted into cash, at the same $60 price per share, at the time of the merger that NTT Communications will effect some time after the completion of the Offer. We don't know precisely what the timing of that subsequent merger would be.

3.  Verio Stock You Own Through Your 401(k).

    If you participated in the Verio 401(k) plan and directed that a portion of your 401(k) plan account be invested in Verio stock, you do not need to do anything in relation to that stock. The Investment Committee that was appointed under that plan currently intends to instruct the Trustee of the 401(k), in accordance with the plan, to tender in the Offer the shares of Verio stock owned through the 401(k) plan. Assuming that the transaction is completed, and the plan's shares are exchanged for cash, the cash received by the plan in exchange for the shares held for your benefit will be invested in the same manner as you have directed for other cash that comes into your 401(k) plan account.

4.  Verio Employee Stock Purchase Plan.

     If you participated in the Employee Stock Purchase Plan (the "ESPP") prior to your departure from Verio, then the funds deducted from your pay after the previous exercise date and prior to your departure from Verio were not applied to purchase shares of Verio Common Stock, but rather were returned to you. If you participated in the ESPP through the previous exercise date, you should have received your shares in time to tender them in the Offer. To the extent that you do not tender them in the Offer, your shares will automatically be converted into a right to receive cash (at $60 per share) at the time of the subsequent merger.

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     If you have any additional questions about the foregoing or any of the attachments, please send your questions to verio-ntt@verio.net. For your convenience, we have included a copy of the Q&A that has been previously posted on our intranet site responding to many of the questions that have been raised by Verio associates to date.

                                        Very truly yours,


                                        /s/ Carla Hamre Donelson

                                        Carla Hamre Donelson


I have reviewed the foregoing Instructions Regarding Payment for Shares and Options and the accompanying information concerning the options previously granted to me in connection with my previous employment with Verio. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant(s).


Signature:
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Print Name:
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Last Verio Office Location:
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Date:
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Attachments:

*  Individual Summary of Option Grants

*  Q&A

*  Tender Offer Materials

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